Exhibit 21

List of Subsidiaries of the Registrant

The following is a list of subsidiaries of the Registrant:

1.	Bank of Powhatan, N.A.

2.	Main Street Mortgage and Investment Corporation, a Virginia corporation (a 100% owned subsidiary of Bank of Powhatan, N.A.).

3.	Bank of Goochland, N.A.

4.	Bank of Louisa, N.A.

5.	TransCommunity Investment Services, Inc., a Virginia corporation.